Via Edgar

March 20, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief

RE: Location Based Technologies, Inc.

Form 10-K for Fiscal Year Ended August 31, 2013

Filed November 22, 2013

File No. 333-139395

Dear Ms. Shenk,

On behalf of Location Based Technologies, Inc. (“LBT” or the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 19, 2014 (the “Comment Letter”) relating to the above-referenced Form 10-K for the fiscal year ended August 31, 2013, filed with the SEC on November 22, 2013 (the “10-K”). For your convenience, the Staff’s comment is repeated below, along with the Company’s response immediately following the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations

Comment 1: We note in your response to prior comment 12 that in December 2012, the company decided to significantly reduce the selling price of the PocketFinder People device; however there is no mention of the change in sales price and its impact on revenue in your response to prior comment 3. Please revise future filings to discuss changes in revenue attributed to changes in pricing as well as volume.

Response to Comment 1: The Company acknowledges the Staff’s request and will make the changes in future filings.

Revenue Recognition, page 35

Comment 2: We note your response to prior comment 10. In future filings, please provide disclosure similar to that provided in your response with regard to the difference between recognizing revenue and the beginning of the subscription period and the end of the period, and its materiality.

Response to Comment 2: The Company acknowledges the Staff’s request and will make the changes in future filings.

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869

Location Based Technologies, Inc. acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to the questions in the Staff’s March 19, 2014, Comment Letter. Please let us know if you have any further questions or comments.

Sincerely, Location Based Technologies, Inc. /s/ David M. Morse David M. Morse, Co-President and CEO

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869